Consolidated Financial Statements
(Expressed in thousands of United States dollars)

WESTPORT FUEL SYSTEMS INC.

For the years ended December 31, 2024 and 2023

Report of Independent Registered Public Accounting Firm
To the Shareholders and Board of Directors of Westport Fuel Systems Inc.:

Opinion on the Consolidated Financial Statements
We have audited the accompanying consolidated balance sheets of Westport Fuel Systems Inc. (and subsidiaries) (the Company) as of December 31, 2024 and 2023, the related consolidated statements of operations and comprehensive loss, shareholders’ equity, and cash flows for each of the years then ended and the related notes (collectively, the consolidated financial statements). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2024 and 2023, and the results of its operations and its cash flows for each of the years then ended, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company’s internal control over financial reporting as of December 31, 2024, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission, and our report dated March 31, 2025, expressed an unqualified opinion on the effectiveness of the Company’s internal control over financial reporting.

Going Concern
The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 2 to the consolidated financial statements, the Company has suffered recurring losses from operations and, based on the projected capital expenditures, debt servicing obligations and operating requirements under the current business plan, is projecting insufficient cash flows that raise substantial doubt about its ability to continue as a going concern. Management's plans in regard to these matters are also described in Note 2. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Basis for Opinion
These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical Audit Matters
The critical audit matters communicated below are matters arising from the current period audit of the consolidated financial statements that were communicated or required to be communicated to the audit committee and that: (1) relate to accounts or disclosures that are material to the consolidated financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matters below, providing separate opinions on the critical audit matters or on the accounts or disclosures to which they relate.

Accounting for equity investments in HPDI Technology LP and HPDI Technology AB
As discussed in Notes 3(g) and 5 to the consolidated financial statements, on June 3, 2024, the Company entered into a joint venture agreement with Volvo Group (“Volvo”) and contributed certain net assets of its former HPDI business to a newly formed joint venture ("Cespira"), consisting of two legal entities, HPDI Technology LP and HPDI Technology AB, in which the Company retained a 55% non-controlling interest. The Company identified HPDI Technology LP and HPDI Technology AB as variable interest entities (“VIEs”) as the entities are dependent on funding from their owners. The Company determined that it is not the primary beneficiary of the VIEs because the voting rights and power to exercise control is shared equally on a 50/50 basis between the owners of the VIEs, and accounts for its 55% equity ownership of the VIEs as equity method investments.

We identified the assessment of the accounting for the equity method investments in HPDI Technology LP and HPDI Technology AB as a critical audit matter due to the judgment made by management in the determination of the primary beneficiary of the VIEs, in identifying the activities of the VIEs that most significantly impact their economic performance and in evaluating whether the Company has the ability to direct these activities. This required a high degree of auditor judgment and significant auditor effort.

The following are the primary procedures we performed to address this critical audit matter. We evaluated the design and tested the operating effectiveness of an internal control over the Company’s determination of the accounting for the equity investments. We assessed the Company’s accounting analysis including the determination of the primary beneficiary of the VIEs, the identification of the activities of the VIEs that most significantly impact their economic performance and the evaluation of which party has the power to direct the significant activities of the VIEs, for consistency with the relevant accounting standards. We read the investment agreement and underlying documents to gain an understanding of the terms and conditions of the agreement, including of the contractual rights of the Company and Volvo. We compared the relevant information in the accounting analysis to the investment agreement and other underlying documentation and assessed the reasonableness of the Company’s conclusions.

Evaluation of the fair value of the Company’s investment in Cespira
As discussed in Notes 5, 8 and 9 to the consolidated financial statements, on June 3, 2024, the Company entered into a joint venture agreement with Volvo and contributed net assets of $45,687, including property, plant and equipment with a net book value of $33,244, from its former HPDI business to Cespira. The Company deconsolidated the HPDI business and accounted for its investment in Cespira under the equity method. The Company's initial investment in Cespira of $35,621 was recognized at the fair value of the Company's 55% non-controlling interest, which was estimated using the income approach.

We identified the evaluation of the fair value of the Company’s investment in Cespira as a critical audit matter, due to the magnitude of the property, plant and equipment contributed by the Company. Complex auditor judgment was required to evaluate the application of the methodology used to estimate the fair value of the contributed assets and liabilities.

The following are the primary procedures we performed to address this critical audit matter. We evaluated the design and tested the operating effectiveness of an internal control related to the Company’s process to determine the fair value of the investment in Cespira. We tested the completeness and accuracy of the underlying data used in the determination of the fair value of the property, plant and equipment contributed to Cespira by comparing to the Company’s accounting records. We involved valuation professionals with specialized skills and knowledge, who assisted in (1) evaluating the estimated fair value of the contributed property, plant and equipment by comparing to independently developed ranges of estimated replacement costs of property, plant and equipment and (2) evaluating the application of the methodology used to determine the fair value of the Company’s investment in Cespira.

/s/ KPMG LLP
Chartered Professional Accountants
We have served as the Company’s auditor since 2015.
Vancouver, Canada
March 31, 2025

Report of Independent Registered Public Accounting Firm

To the Shareholders and Board of Directors of Westport Fuel Systems, Inc.:

Opinion on Internal Control Over Financial Reporting
We have audited Westport Fuel Systems, Inc.’s (and subsidiaries’) (the Company) internal control over financial reporting as of December 31, 2024, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2024, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated balance sheets of the Company as of December 31, 2024 and 2023, the related consolidated statements of operations and comprehensive loss, shareholders’ equity, and cash flows for each of the years then ended, and the related notes (collectively, the consolidated financial statements), and our report dated March 31, 2025, expressed an unqualified opinion on those consolidated financial statements.

Basis for Opinion
The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying “Management’s Discussion and Analysis – Disclosure Controls and Procedures and Internal Controls over Financial Reporting”. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

Definition and Limitations of Internal Control Over Financial Reporting
A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

/s/ KPMG LLP
Chartered Professional Accountants
Vancouver, Canada
March 31, 2025

WESTPORT FUEL SYSTEMS INC.
Consolidated Balance Sheets
(Expressed in thousands of United States dollars, except share amounts)
December 31, 2024 and 2023

	December 31,
	2024	2023
Assets
Current assets:
Cash and cash equivalents (including restricted cash, note 3(c))	$37,646	$54,853
Accounts receivable (note 6)	73,054	88,077
Inventories (note 7)	53,526	67,530
Prepaid expenses	5,660	6,323
Total current assets	169,886	216,783
Long-term investments (note 8)	39,732	4,792
Property, plant and equipment (note 9)	41,956	69,489
Operating lease right-of-use assets (note 14)	19,019	22,877
Intangible assets (note 10)	5,277	6,822
Deferred income tax assets (note 19(b))	9,695	11,554
Goodwill (note 11)	2,876	3,066
Other long-term assets (note 12)	3,180	20,365
Total assets	$291,621	$355,748
Liabilities and Shareholders’ Equity
Current liabilities:
Accounts payable and accrued liabilities (note 13)	$88,123	$95,374
Current portion of operating lease liabilities (note 14)	2,624	3,307
Short-term debt (note 15)	—	15,156
Current portion of long-term debt (note 16)	14,660	14,108
Current portion of warranty liability (note 17)	3,861	6,892
Total current liabilities	109,268	134,837
Long-term operating lease liabilities (note 14)	16,433	19,300
Long-term debt (note 16)	19,067	30,957
Warranty liability (note 17)	1,456	1,614
Deferred income tax liabilities (note 19(b))	4,029	3,477
Other long-term liabilities	4,343	5,115
Total liabilities	154,596	195,300
Shareholders’ equity:
Share capital (note 18):
Unlimited common and preferred shares, no par value
17,282,934 (2023 - 17,174,502) common shares issued and outstanding	1,245,805	1,244,539
Other equity instruments	9,472	9,672
Additional paid-in-capital	11,516	11,516
Accumulated deficit	(1,096,275)	(1,074,434)
Accumulated other comprehensive loss	(33,493)	(30,845)
Total shareholders' equity	137,025	160,448
Total liabilities and shareholders' equity	$291,621	$355,748
Commitments and contingencies (note 21)
Subsequent events (notes 2 and 6)

See accompanying notes to consolidated financial statements.

Approved on behalf of the Board	Anthony Guglielmin	Director	Daniel Sceli	Director

WESTPORT FUEL SYSTEMS INC.
Consolidated Statements of Operations and Comprehensive Loss
(Expressed in thousands of United States dollars, except share and per share amounts)
Years ended December 31, 2024 and 2023

	Years ended December 31,
	2024	2023
Revenue	$302,299	331,799
Cost of revenue	244,708	282,862
Gross profit	57,591	48,937
Operating expenses:
Research and development	21,587	26,003
General and administrative	37,679	44,234
Sales and marketing	12,676	16,278
Foreign exchange loss	6,248	3,974
Depreciation and amortization (notes 9 and 10)	3,367	4,299
Loss on sale of assets (note 12)	703	32
	82,260	94,820
Loss from operations	(24,669)	(45,883)

Income (loss) from investments accounted for by the equity method (notes 8 and 22)	(5,402)	780
Gain on deconsolidation (note 5)	15,198	—
Loss on sale of investment (note 8)	(352)	—
Loss on extinguishment of royalty payable	—	(2,909)
Interest on long-term debt and accretion of royalty payable	(2,797)	(2,981)
Impairment of long-term investment (note 8)	—	(413)
Interest and other income, net of bank charges	1,161	2,690
Loss before income taxes	(16,861)	(48,716)
Income tax expense (recovery) (note 19(a)):
Current	3,183	1,786
Deferred	1,797	(784)
	4,980	1,002
Net loss for the year	(21,841)	(49,718)
Other comprehensive income (loss):
Cumulative translation adjustment	(2,535)	4,473
Ownership share of equity method investments' other comprehensive loss	(113)	—
	(2,648)	4,473
Comprehensive loss	$(24,489)	$(45,245)

Loss per share:
Net loss per share - basic and diluted	$(1.27)	$(2.90)
Weighted average common shares outstanding:
Basic and diluted	17,248,090	17,173,016

See accompanying notes to consolidated financial statements.

WESTPORT FUEL SYSTEMS INC.
Consolidated Statements of Shareholders’ Equity
(Expressed in thousands of United States dollars, except share amounts)
December 31, 2024 and 2023

	Common shares			Additional	Accumulated	Accumulated other	Total
	outstanding (Adjusted, note 18)	Share capital	Other equity instruments	paid-in capital	deficit	comprehensive loss	shareholder's equity
January 1, 2023	17,130,316	$1,243,272	$9,212	$11,516	$(1,024,716)	$(35,318)	$203,966
Issuance of common shares on exercise of share units	44,186	1,267	(1,267)	—	—	—	—
Stock-based compensation	—	—	1,727	—	—	—	1,727
Net loss for the year	—	—	—	—	(49,718)	—	(49,718)
Other comprehensive income	—	—	—	—	—	4,473	4,473
December 31, 2023	17,174,502	$1,244,539	$9,672	$11,516	$(1,074,434)	$(30,845)	$160,448
Issuance of common shares on exercise of share units	108,432	1,266	(1,266)	—	—	—	—
Stock-based compensation	—	—	1,066	—	—	—	1,066
Net loss for the year	—	—	—	—	(21,841)	—	(21,841)
Other comprehensive loss	—	—	—	—	—	(2,648)	(2,648)
December 31, 2024	17,282,934	$1,245,805	$9,472	$11,516	$(1,096,275)	$(33,493)	$137,025
See accompanying notes to consolidated financial statements.

WESTPORT FUEL SYSTEMS INC.
Consolidated Statements of Cash Flows
(Expressed in thousands of United States dollars)
Years ended December 31, 2024 and 2023

	Years ended December 31,
	2024	2023
Operating activities:
Net loss for the year	$(21,841)	$(49,718)
Adjustments to reconcile net loss to net cash provided by (used in) operating activities:
Depreciation and amortization	8,661	12,490
Stock-based compensation expense	1,066	1,727
Unrealized foreign exchange loss	6,248	3,974
Deferred income tax expense (recovery)	1,797	(784)
Loss (income) from investments accounted for by the equity method	5,402	(780)
Interest on long-term debt and accretion of royalty payable	74	9
Impairment of long-term investment (note 8)	—	413
Change in inventory write-downs to net realizable value (note 7)	3,283	7,066
Gain on deconsolidation (note 5)	(15,198)	—
Loss on sale of investment (note 8)	352	—
Net loss on sale of assets (notes 9 and 12)	627	32
Loss on extinguishment of royalty payable	—	2,909
Change in bad debt expense	282	56
Changes in operating assets and liabilities:
Accounts receivable	25,567	5,340
Inventories	(6,836)	9,481
Prepaid expenses	(153)	2,869
Accounts payable and accrued liabilities	2,233	(2,448)
Warranty liability	(4,380)	(5,829)
Net cash provided by (used in) operating activities	7,184	(13,193)
Investing activities:
Purchase of property, plant and equipment	(16,923)	(15,574)
Proceeds on sale of investments (note 5 and 8)	29,994	—
Proceeds on sale of assets (note 9)	998	161
Dividends received from investments accounted for by the equity method (note 8)	297	—
Capital contributions to investments accounted for by the equity method (note 8)	(9,900)	—
Net cash provided by (used in) investing activities	4,466	(15,413)
Financing activities:
Drawings on operating lines of credit and long-term facilities	19,336	46,367
Repayment of operating lines of credit and long-term facilities	(44,546)	(39,904)
Payment of royalty payable	—	(8,687)
Net cash used in financing activities	(25,210)	(2,224)
Effect of foreign exchange on cash and cash equivalents	(3,647)	(501)
Net decrease in cash and cash equivalents	(17,207)	(31,331)
Cash and cash equivalents, beginning of year (including restricted cash)	54,853	86,184
Cash and cash equivalents, end of year (including restricted cash)	37,646	54,853

See accompanying notes to consolidated financial statements.

WESTPORT FUEL SYSTEMS INC.
Consolidated Statements of Cash Flows (continued)
(Expressed in thousands of United States dollars)
Years ended December 31, 2024 and 2023

	Years ended December 31,
	2024	2023
Supplementary information:
Interest paid	$2,721	$2,972
Taxes paid, net of refunds	2,108	2,302
See accompanying notes to consolidated financial statements.

WESTPORT FUEL SYSTEMS INC.
Notes to Consolidated Financial Statements
(Expressed in thousands of United States dollars except share and per share amounts)
Years ended December 31, 2024 and 2023
1. Company organization and operations:

Westport Fuel Systems Inc. (the “Company”) was incorporated under the Business Corporations Act (Alberta) on March 20, 1995. Westport Fuel Systems Inc. is a global company focused on engineering, manufacturing, and supplying alternative fuel systems and components for transportation applications. The Company’s diverse product offerings sold under a wide range of established global brands enable the use of a number of alternative fuels in the transportation sector that provide environmental and/or economic advantages as compared to diesel, gasoline, batteries or fuel cell powered vehicles. The Company's fuel systems and associated components control the pressure and flow of these alternative fuels, including liquid petroleum gas ("LPG"), compressed natural gas ("CNG"), liquified natural gas ("LNG"), renewable natural gas ("RNG") or biomethane, and hydrogen. The Company supplies its products in approximately 70 countries through a network of distributors, service providers for the aftermarket and directly to original equipment manufacturers (“OEMs”) and Tier 1 and Tier 2 OEM suppliers. The Company’s products and services are available for passenger car and light-, medium- and heavy-duty commercial vehicles and off-highway applications.

2. Liquidity and Going Concern:

For year ended December 31, 2024, the Company reported an operating loss of $24,669. The Company continues to sustain operating losses and to use cash to support its business activities. As at December 31, 2024, the Company had cash and cash equivalents of $37,646 and long-term debt of $33,727, net of deferred financing fees, of which $14,660 was current. In the prior year, the Company amended the minimum cash covenant under the term loan with Export Development Canada ("EDC") reducing the minimum cash requirement to $15,000. If the Company's cash and cash equivalents fall below the minimum cash requirement, the Company may be required to repay the outstanding amount of the term loan, which was $6,836 at December 31, 2024.

On September 13, 2024, the Company announced an at-the-market equity offering program (the "ATM Program") that allows the Company to issue up to $35,000 in common shares from treasury to the public from time to time, at the Company's discretion and subject to regulatory requirements. As at December 31, 2024, no shares were issued from treasury.

In connection with preparing consolidated financial statements for each annual and interim reporting period, the Company is required to evaluate whether there are conditions or events, considered in aggregate, that raise substantial doubt about the Company’s ability to continue as a going concern within one year after the date the financial statements are issued. Substantial doubt exists when conditions and events, considered in aggregate, indicate that it is probable a company will be unable to meet its obligations as they become due within one year after the date the consolidated financial statements are issued. This evaluation initially does not take into consideration the potential mitigating effect of management’s plans and actions that have not been fully implemented as of the date the financial statements are issued. When substantial doubt exists, management evaluates whether the mitigating effect of its plans sufficiently alleviates substantial doubt about the Company’s ability to continue as a going concern. The mitigating effect of management’s plans, however, is only considered if both: (1) it is probable the plans will be effectively implemented within one year after the date the financial statements are issued; and (2) it is probable the plans, when implemented, will mitigate the relevant conditions or events that raise substantial doubt about the Company’s ability to continue as a going concern within one year after the date the financial statements are issued.

Based on the Company's projected capital expenditures, debt servicing obligations and operating requirements under its current business plan, management is projecting that its existing cash and cash equivalents will not be sufficient to fund its operations through the next twelve months from the date of the issuance of these consolidated financial statements. These conditions raise substantial doubt about the Company's ability to continue as a going concern within one year after the date these consolidated financial statements are issued.

WESTPORT FUEL SYSTEMS INC.
Notes to Consolidated Financial Statements
(Expressed in thousands of United States dollars except share and per share amounts)
Years ended December 31, 2024 and 2023
2. Liquidity and Going Concern (continued):

Management plans to improve the Company's liquidity position by selling certain subsidiaries in Europe and Argentina which comprise substantially all the assets and liabilities of the Light-Duty segment and continue its cost reduction initiatives. On March 30, 2025, the Company entered into a share purchase agreement ("SPA") with a wholly-owned investment vehicle of Heliaca Investments Coöperatief U.A. ("Heliaca Investments"), a Netherlands based investment firm supported by Ramphastos Investments Management B.V. a prominent Dutch venture capital and private equity firm, to sell all of the issued and outstanding shares of Westport Fuel Systems Italia S.r.l. The transaction provides a base purchase price of $73.1 million (€67.7 million), subject to certain adjustments and potential earnouts of up to an estimated $6.5 million (€6.0 million) if certain conditions are achieved, in accordance with the terms of the SPA. If management is successful in closing the sale, the Company will receive sufficient cash to fund its operations for the next twelve months and alleviate the risk of substantial doubt identified. As of the date of issuance of these consolidated financial statements, management is seeking shareholder approval of the plan to complete the sale of these businesses to the buyer. As such, there can be no assurance that the Company will be successful in obtaining sufficient funding. Accordingly, management has concluded under the accounting standards that these plans do not alleviate the substantial doubt about the Company's ability to continue as a going concern.

These consolidated financial statements have been prepared on a going concern basis, which contemplates the realization of assets and satisfaction of liabilities in the ordinary course of business. The consolidated financial statements do not include any adjustments related to the recoverability and classification of recorded asset amounts or the amounts and classification of liabilities that may be necessary if the Company were unable to continue as a going concern.

3. Significant accounting policies:

(a)    Basis of presentation:

The consolidated financial statements include the accounts of the Company and its subsidiaries. All intercompany balances and transactions have been eliminated on consolidation.

These consolidated financial statements are presented in accordance with accounting principles generally accepted in the United States (“U.S. GAAP”). In the statement of operations and comprehensive loss, certain prior period figures have been adjusted to conform to current period presentation.

(b)    Foreign currency translation:

The Company’s functional currency is the Canadian dollar and its reporting currency for its consolidated financial statement presentation is the United States dollar ("U.S. Dollar"). The functional currencies for the Company's subsidiaries include the following: U.S. Dollar, Canadian Dollar, Euro, Argentina Peso, Chinese Renminbi (“RMB”), Swedish Krona, Indian Rupee and Polish Zloty. The Company translates assets and liabilities of non-U.S. dollar functional currency operations using the period end exchange rates, shareholders’ equity balances using the weighted average of historical exchange rates, and revenues and expenses using the monthly average rate for the period with the resulting exchange differences recognized in other comprehensive loss.

WESTPORT FUEL SYSTEMS INC.
Notes to Consolidated Financial Statements
(Expressed in thousands of United States dollars except share and per share amounts)
Years ended December 31, 2024 and 2023
3. Significant accounting policies (continued):

Transactions that are denominated in currencies other than the functional currencies of the Company’s or its subsidiaries' operations are translated at the rates in effect on the date of the transaction. Foreign currency denominated monetary assets and liabilities are translated to the applicable functional currency at the exchange rates in effect on the balance sheet date. Non-monetary assets and liabilities are translated at the historical exchange rate. All foreign exchange gains and losses are recognized in the consolidated statements of operations, except for the translation gains and losses arising from available-for-sale instruments, which are recorded through other comprehensive loss until realized through disposal or impairment.

Except as otherwise noted, all amounts in these financial statements are presented in U.S. dollars. For the years presented, the Company used the following exchange rates:

	Year-end exchange rate as at:		Average for the year ended:
	December 31, 2024	December 31, 2023	December 31, 2024	December 31, 2023
Canadian dollar	1.44	1.32	1.37	1.35
Euro	0.96	0.90	0.92	0.92
RMB	7.30	7.10	7.20	7.08
Polish Zloty	4.12	3.92	3.98	4.59
Swedish Krona	11.03	10.04	10.57	10.60
Indian Rupee	85.60	83.18	83.66	82.57
Argentine Peso	1,032.12	806.72	910.42	285.97

(c)    Cash and cash equivalents (including restricted cash):

Cash and cash equivalents include cash on hand, term deposits, banker acceptances and guaranteed investment certificates with maturities of ninety days or less when acquired. Cash and cash equivalents at December 31, 2024 include restricted cash of $406 (2023 - $103). Restricted cash at December 31, 2024 and 2023 is related to cash used to secure a letter of credit.

(d)    Accounts receivable, net:

The accounts receivable balance reflects invoiced and accrued revenue and is presented net of an allowance for credit losses. The Company expects most of its accounts receivable balances to continue to come from large customers as it supplies the majority of its products and services through a network of distributors and OEMs and provides Delayed OEM ("DOEM") services. The Company establishes current expected credit losses ("CECL") for pools of assets with similar risk characteristics by evaluating historical levels of credit losses, current economic conditions that may affect a customer's ability to pay, and creditworthiness of significant customers. When specific customers are identified as no longer sharing the same risk profile as their current pool, they are removed from the pool and evaluated separately. The Company, in the normal course of business, monitors the financial condition of its customers and reviews the credit history of each new customer. When the Company becomes aware of a specific customer's inability to meet its financial obligations to the Company (such as in the case of bankruptcy filings or material deterioration in the customer's operating results or financial position, and payment experiences), the Company records a specific credit loss provision to reduce the customer's related accounts receivable to its estimated net realizable value. If circumstances related to specific customers change, the Company's estimates of the recoverability of accounts receivable balances could be further adjusted.

WESTPORT FUEL SYSTEMS INC.
Notes to Consolidated Financial Statements
(Expressed in thousands of United States dollars except share and per share amounts)
Years ended December 31, 2024 and 2023
3. Significant accounting policies (continued):

(e)    Inventories:

The Company’s inventories consist of the Company’s fuel system products (finished goods), work-in-progress, purchased parts and materials. Inventories are recorded at the lower of cost and net realizable value. Cost is determined based on the lower of weighted average cost or first in, first out. The cost of fuel system product inventories, assembled parts and work-in-progress includes materials, labour and production overhead, including depreciation. The Company records inventory write-downs based on an analysis of excess and obsolete inventories determined primarily by future demand forecasts. In addition, the Company records a liability for firm, noncancellable, and unconditional purchase commitments with manufacturers for quantities in excess of the Company’s future demand forecast consistent with its valuation of excess and obsolete inventory.

(f)    Property, plant and equipment:

Property, plant and equipment are stated at cost.  Depreciation is provided for as follows:

Assets	Basis	Rate
Buildings	Straight-line	10 years
Computer equipment and software	Straight-line	3 years
Furniture and fixtures	Straight-line	5 years
Machinery and equipment	Straight-line	5 - 10 years
Leasehold improvements	Straight-line	Shorter of lease term or estimated useful life

Depreciation expense on machinery and equipment used in the production and manufacturing process is included in cost of revenue. All other depreciation is included in depreciation and amortization expense in the consolidated statements of operations and comprehensive loss.

(g)    Long-term investments:

The Company accounts for investments in which it has significant influence, including variable interest entities ("VIEs") for which the Company is not the primary beneficiary, using the equity method of accounting. Under the equity method, the Company recognizes its share of income or loss from equity accounted investees in the statement of operations with a corresponding change in long-term investments. Any additional capital contributions to investees are capitalized and any dividends paid or payable are credited against long-term investments.

The Company identified HPDI Technology LP and HPDI Technology AB as VIEs, as the entities are dependent on funding from their owners. The funding and ownership interests of the entities are split on a 55/45 basis between the owners of the VIEs. The voting rights and power to exercise control is shared equally on a 50/50 basis between the owners of the VIEs. Therefore, the Company has determined that it is not the primary beneficiary of the VIEs. The Company's maximum exposure to loss are its investments in HPDI Technology LP and HPDI Technology AB and the current outstanding accounts receivables balances.

WESTPORT FUEL SYSTEMS INC.
Notes to Consolidated Financial Statements
(Expressed in thousands of United States dollars except share and per share amounts)
Years ended December 31, 2024 and 2023
3. Significant accounting policies (continued):

(h)    Financial liabilities:

Accounts payable and accrued liabilities, short-term debt, long-term debt and long-term royalty payable are measured at amortized cost. Transaction costs relating to long-term debt are netted against long-term debt and are amortized using the effective interest rate method.

(i)    Research and development costs:

Research and development costs are expensed as incurred and are recorded net of funding received or receivable.

(j)    Intangible assets:

Intangible assets consist primarily of the estimated value of intellectual property, trademarks, technology, customer contracts and non-compete agreements acquired through acquisitions. Intangible assets are amortized over their estimated useful lives, which range from 5 to 20 years.

(k)    Impairment of long-lived assets:

The Company reviews its long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of the assets may not be recoverable. If such conditions exist, assets are considered impaired if the sum of the undiscounted expected future cash flows expected to result from the use and eventual disposition of an asset is less than its carrying amount. An impairment loss is measured at the amount by which the carrying amount of the asset exceeds its fair value. When quoted market prices are not available, the Company uses the expected future cash flows discounted at a rate commensurate with the risks associated with the recovery of the asset as an estimate of fair value.

(l)    Goodwill:

Goodwill is recorded at the time of purchase for the excess of the amount of the purchase price over the fair values of the identifiable assets acquired and liabilities assumed. The fair value is determined using the estimated discounted future cash flows of the reporting unit. Goodwill is not amortized and instead is tested at least annually for impairment, or more frequently when events or changes in circumstances indicate that goodwill might be impaired. This impairment test is performed annually at December 31. Future adverse changes in market conditions or poor operating results of underlying assets could result in an inability to recover the carrying value of the goodwill, thereby possibly requiring an impairment charge.

WESTPORT FUEL SYSTEMS INC.
Notes to Consolidated Financial Statements
(Expressed in thousands of United States dollars except share and per share amounts)
Years ended December 31, 2024 and 2023
3. Significant accounting policies (continued):

(m)    Warranty liability:

Estimated warranty costs are recognized at the time the Company sells its products and are included in cost of revenue. The Company provides warranty coverage on products sold from the date the products are put into service by customers. Warranty liability represents the Company’s best estimate of warranty costs expected to be incurred during the warranty period.  Furthermore, the current portion of warranty liability represents the Company’s best estimate of the costs to be incurred in the next twelve-month period. The Company uses historical failure rates and costs to repair defective products to estimate the warranty liability. New product launches require a greater use of judgment in developing estimates until claims experience becomes available. Product specific experience is typically available four or five quarters after product launch, with a clear experience trend not evident until eight to twelve quarters after launch. The Company records warranty expense for new products using historical experience from previous generations in the first year, a blend of actual product and historical experience in the second year and product specific experience thereafter. The amount payable by the Company and the timing will depend on actual failure rates and cost to repair failures of its products.

(n)    Revenue recognition:

The Company generates revenues primarily from product sales. Product revenues are derived from standard product sales contracts and from long-term fixed price contracts. The Company recognizes revenue when a customer obtains control of the goods. Determining the timing of the transfer of control, at a point in time or over time, requires judgment. On standard product sales contracts, revenues are recognized when customers obtain control of the product, that is when transfer of title and risks and rewards of ownership of goods have passed and when obligation to pay is considered certain. Invoices are generated and revenue is recognized at that point in time. Provisions for warranties are made at the time of sale. Service revenue is recognized over time as performance obligations are satisfied.
(o)    Income taxes:

The Company accounts for income taxes using the asset and liability method. Under this method, deferred income tax assets and liabilities are determined based on the temporary differences between the accounting basis and tax basis of the assets and liabilities and for loss carry-forwards, tax credits and other tax attributes, using the enacted tax rates in effect for the years in which the differences are expected to reverse. The effect of a change in tax rates on deferred income tax assets and liabilities is recognized in income in the period that includes the enactment date.

The Company recognizes deferred income tax assets to the extent the assets are more-likely-than-not to be realized. In making such a determination, the Company considers all available positive and negative evidence including future reversals of existing taxable temporary differences, projected future taxable income, tax-planning strategies and results of recent operations. If it is determined that, based on all available evidence, it is more-likely-than-not that some or all of the deferred income tax assets will not be realized, a valuation allowance is provided to reduce the deferred income tax assets.

WESTPORT FUEL SYSTEMS INC.
Notes to Consolidated Financial Statements
(Expressed in thousands of United States dollars except share and per share amounts)
Years ended December 31, 2024 and 2023
3. Significant accounting policies (continued):

The Company uses a two-step process to recognize and measure the income tax benefit of uncertain tax positions taken or expected to be taken in a tax return. The tax benefit from an uncertain tax position is recognized if it is more-likely-than-not that the position will be sustained upon examination by a tax authority based solely on the technical merits of the position. A tax benefit that meets the more-likely-than-not recognition threshold is measured as the largest amount that is greater than 50% likely to be realized upon settlement with the tax authority. To the extent a full benefit is not expected to be realized, an income tax liability is established. Any change in judgment related to the expected resolution of an uncertain tax position is recognized in the year of such a change.

Interest and penalties related to income taxes are included as a component of income tax expense.

(p)    Leases:

The Company determines if an arrangement is a lease or contains a lease at inception. Operating leases with lease terms greater than 12 months are included in current and non-current assets, current and non-current liabilities in the consolidated balance sheet. Assets under finance leases are included in property, plant and equipment and the related lease liabilities in current and non-current liabilities in the consolidated balance sheets.

Operating lease and finance lease right-of-use (“ROU”) assets and operating lease liabilities are recognized based on the present value of the future lease payments over the lease term at the commencement date. As the rate implicit in the lease is not readily determinable for the Company’s operating leases, an incremental borrowing rate is generally used to determine the present value of future lease payments. The incremental borrowing rate for each lease is based on the Company’s estimated borrowing rate over a similar term to that of the lease payments, adjusted for various factors including collateralization, location and currency.

The operating lease expenses are recognized on a straight-line basis over the lease term and included in cost of revenue and operating expenses. Short-term leases, which have an initial term of 12 months or less, are not recorded in the consolidated balance sheets.

(q)    Stock-based compensation:

The Company measures stock-based awards at fair value on the date of the grant and expense the awards over the requisite service period of employees or consultants. The fair value of stock options is determined using the fair market value at the time of grant. The fair value of restricted stock units (“RSUs") and Deferred Share Units (“DSUs") are determined using the share price of the Company at the date of grant. The fair value of performance based restricted stock units (“PSUs”) is determined using the Monte Carlo Simulation Model. Stock-based compensation expense related to stock option awards is recognized over the requisite service period on a graded vesting basis. Forfeitures are accounted for as they occur. Stock-based awards are either equity settled or cash settled. Cash-settled awards are recorded as a liability based on the Company's share price on the date of grant and remeasured at the end of each reporting period over the vesting term.

The Company’s estimates may be impacted by certain variables including, but not limited to, stock price volatility, employee stock option exercise behaviors, additional stock option grants, the Company’s performance and related tax impacts.

WESTPORT FUEL SYSTEMS INC.
Notes to Consolidated Financial Statements
(Expressed in thousands of United States dollars except share and per share amounts)
Years ended December 31, 2024 and 2023
3. Significant accounting policies (continued):

(r)    Earnings (loss) per common share:

Basic earnings or loss per share includes no potential dilution and is computed by dividing the earnings or loss attributable to common stockholders by the weighted average number of common shares outstanding for the period. Diluted earnings or loss per share reflect the potential dilution of securities that could share in the earnings or loss of our Company. Dilutive securities are excluded from the calculation of our diluted weighted average common shares outstanding if their effect would be anti-dilutive based on the treasury stock method or due to a net loss from continuing operations. Common Shares that have not been released under the Company’s stock based plan or are being held in trust for purposes of the Company’s restricted stock unit program have been excluded from the calculation of basic earnings per share.

(s)    Contingent consideration:

The Company may enter into contingent consideration arrangements whereby a buyer pays the seller additional consideration after transaction close upon the achievement of certain milestones, performance-based metrics, or other objectives as agreed to per the terms of the related agreement.

The Company elected to account for contingent considerations that are not identified as derivatives using the loss recovery approach. The Company does not recognize any contingent receivable at inception and will recognize a contingent gain when such gain is realized or realizable.

4. New accounting pronouncements

New accounting standard adopted in 2024:
In November 2023, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") 2023-07, "Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosures." It requires incremental disclosures related to an entity's reportable segments, including:
(i) significant segment expense categories and amounts for each reportable segment that are provided to the Chief Operating Decision Maker ("CODM"),
(ii) an aggregate amount and description of other segment items included in each reported measure,
(iii) all annual disclosures about a reportable segment's profit or loss and assets required by Topic 280 to be disclosed in interim periods,
(iv) the title and position of the individual or name of the group identified as the CODM, and
(v) an explanation of how the CODM uses the reported measures of segment profit or loss to assess performance and allocate resources to the segment.
The standard improves transparency by providing disaggregated expense information about an entity's reportable segments. The standard does not change the definition of a segment, the method for determining segments or the criteria for aggregating operating segments into reportable segments. The Company has adopted this guidance in the current year reported and recast the comparative disclosures as required. Refer to Note 22 "Segment Information" of the consolidated financial statements for more information.

WESTPORT FUEL SYSTEMS INC.
Notes to Consolidated Financial Statements
(Expressed in thousands of United States dollars except share and per share amounts)
Years ended December 31, 2024 and 2023
4. New accounting pronouncements (continued):
Upcoming accounting standards not yet adopted in 2024:

In December 2023, the FASB issued ASU 2023-09, "Income Taxes (Topic 740): Improvements in Income Tax Disclosures" to enhance the transparency and decision usefulness of income tax disclosures. This amendment requires public companies to disclose specific categories in the rate reconciliation and provide additional information for reconciling items that meet a quantitative threshold. Additionally, under the amendment entities are required to disclose the amount of income taxes paid disaggregated by federal, state and foreign taxes, as well as disaggregated by material individual jurisdictions. Finally, the amendment requires entities to disclose income from continuing operations before income tax expense disaggregated between domestic and foreign and income tax expense from continuing operations disaggregated by federal, state and foreign. This guidance is effective for annual reporting periods beginning after December 15, 2024. While this guidance may have an impact on the disclosures, the Company does not expect this guidance to have a material impact on its financial position, operations, and cash flows.

In November 2024, the FASB issued ASU 2024-03, "Income Statement - Reporting Comprehensive Income - Expense Disaggregation Disclosures (Subtopic 220-40): Disaggregation of Income Statement Expenses." It requires entities to disclose, in the notes to the financial statements, specified information related to certain costs and expenses disaggregated by type. The standard improves transparency by providing more detailed information about the component of costs and expenses that would enable users to better understand the major components of an entity's income statement by referencing disclosures in the notes to financial statements. This guidance is effective for annual reporting periods beginning after December 15, 2026. While this guidance may have an impact on the disclosures, the Company does not expect this guidance to have a material impact on its financial position, operations, and cash flows.

WESTPORT FUEL SYSTEMS INC.
Notes to Consolidated Financial Statements
(Expressed in thousands of United States dollars except share and per share amounts)
Years ended December 31, 2024 and 2023
5. Formation of joint venture
Cespira
On June 3, 2024, the Company entered into a joint venture agreement with Volvo Group ("Volvo") and contributed certain net assets of its former HPDI business to a newly formed joint venture ("Cespira" formerly the "HPDI Joint Venture"), consisting of two legal entities, HPDI Technology LP and HPDI Technology AB, in which the Company retained a 55% non-controlling interest. Volvo acquired the remaining 45% interest in Cespira for cash consideration of $27,328 plus up to an additional $45,000 in contingent consideration, or earnout, depending on the subsequent performance of the joint venture. The Company did not recognize any contingent consideration receivable at inception. Cespira is jointly controlled by both parties. The Company's former HPDI business continues to operate through the joint venture.

The Company deconsolidated the HPDI business and accounted for the Company's investment in Cespira under the equity method as it is now jointly controlled. Under this accounting method, the Company's initial investment in Cespira was recognized at the fair value of the Company's non-controlling interest. The Company used the income approach to estimate the fair value of the Company's non-controlling interest in Cespira of $35,621. Subsequently, this cost basis will be adjusted for the Company's share of Cespira's net income or loss and other comprehensive income or loss, net of any dividends or distributions received from Cespira.

This table summarizes the fair values of the proceeds received, net assets transferred at carrying value to Cespira, estimated liabilities including working capital adjustment payment owed to Volvo and indirect taxes incurred in certain jurisdictions for the fixed assets transferred, and gain on deconsolidation:

June 3, 2024
Cash proceeds	$27,328
Ownership interest in HPDI Technology LP	25,944
Ownership interest in HPDI Technology AB	9,677
Total proceeds	62,949

Net assets contributed to Cespira	45,687

Other liabilities	2,064

Gain on deconsolidation	$15,198

WESTPORT FUEL SYSTEMS INC.
Notes to Consolidated Financial Statements
(Expressed in thousands of United States dollars except share and per share amounts)
Years ended December 31, 2024 and 2023
6. Accounts receivable:

	December 31,
	2024	2023
Customer trade receivables	$52,058	$83,175
Holdback receivable	10,737	—
Other receivables	6,347	6,709
Income tax receivable	613	1,369
Due from related parties (note 20)	7,523	1,671
Allowance for credit losses	(4,224)	(4,847)
	$73,054	$88,077
In 2022, a holdback receivable was recorded as part of the sale of the Company's interest in Cummins Westport Inc. to Cummins Inc. ("Cummins"). The holdback will be retained by Cummins for a term of three years to satisfy any extended warranty obligations in excess of the recorded extended warranty obligation. Any unused amounts will be repaid to the Company at the end of three years term and, in the event that the holdback is not sufficient to cover the extended warranty obligations, the Company may also be required to supplement this holdback amount to cover valid extended warranty claims. In March 2025, the Company collected $11,365 from Cummins related to the holdback receivable, including interest accrued.

7. Inventories:

	December 31,
	2024	2023
Purchased parts & materials	$37,055	$50,770
Work-in-progress	1,250	2,801
Finished goods	15,221	13,959
	$53,526	$67,530

During the year ended December 31, 2024, the Company recorded write-downs to net realizable value of $3,283 (year ended December 31, 2023 - $7,066) due to slow-moving and obsolete inventory. For the year ended December 31, 2024, inventory write-downs allocated to purchased parts & materials and finished goods were $2,272 and $1,011, respectively.

For the year ended December 31, 2023, the Company recognized a $4,461 inventory write-down as a result of an engine development contract which will not be commercialized. In addition, the Company recognized $2,605 of inventory write-downs allocated to purchased parts & materials, and finished goods inventory.

As part of the formation of Cespira on June 3, 2024, the Company transferred $13,649 of inventory.

WESTPORT FUEL SYSTEMS INC.
Notes to Consolidated Financial Statements
(Expressed in thousands of United States dollars except share and per share amounts)
Years ended December 31, 2024 and 2023
8. Long-term investments:

	December 31,
	2024	2023
HPDI Technology LP (a)	$25,494	$—
HPDI Technology AB (a)	11,225	—
Weichai Westport Inc. (b)	—	1,411
Minda Westport Technologies Limited (c)	2,866	3,234
Other equity accounted investees	147	147
	$39,732	$4,792
(a)     HPDI Technology ("Cespira"):

The Company entered into a joint venture agreement with Volvo Group ("Volvo") and contributed certain net assets of its former HPDI business to a newly formed joint venture ("Cespira" formerly the "HPDI Joint Venture"), consisting of two legal entities, HPDI Technology LP and HPDI Technology AB, in which the Company retained a 55% non-controlling interest. Volvo acquired the remaining 45% interest in Cespira for cash consideration of $27,328. Cespira is jointly controlled by both parties. The Company's former HPDI business continues to operate through the joint venture. The Company made an initial capital contribution of $9,900 in Cespira to fund its operations. For the year ended December 31, 2024, the Company recognized its share of Cespira’s losses of $6,715, as a loss from investments accounted for by the equity method.

The Company acknowledges that during the initial phase of Cespira's business plan, it may require additional funding from its owners from time to time. If either owner is unable to fund Cespira when funding is requested in accordance with the joint venture agreement, a convertible loan may be extended from the other owner to fund all or a part of the funding requested. The convertible loan may settle in ownership interest in Cespira in the event that the borrowing party is unable to fulfill the repayment terms.

The carrying amount and maximum exposure to losses relating to Cespira were as follows:

	Balance at December 31, 2024
	Carrying amount	Maximum exposure to loss
Equity method investment in Cespira	$36,719	$36,719
Accounts receivable due from Cespira	4,973	4,973

WESTPORT FUEL SYSTEMS INC.
Notes to Consolidated Financial Statements
(Expressed in thousands of United States dollars except share and per share amounts)
Years ended December 31, 2024 and 2023
8. Long-term investments (continued):
Combined assets, liabilities, revenue and expenses of Cespira, are as follows:

December 31,
2024
Current assets:
Cash and cash equivalents	$10,305
Accounts receivable	21,000
Inventory	7,414
Prepaids	1,471
40,190
Property, plant and equipment	40,901
Intangible assets	7,087
Goodwill	563
Total assets	$88,742
Current liabilities:
Accounts payable	$16,527
Current portion of provisions	2,128
Other current liabilities	1,910
20,565
Long-term portion of provisions	532
Other long-term liabilities	569
Total liabilities	$21,666
Net assets	$67,075

Period from June 3 to December 31, 2024

Product revenue	$32,919
Service revenue	10,166
Total revenue	43,085
Cost of revenue and expenses:
Cost of revenue	42,634
Research and development	4,715
General and administrative	5,555
Sales and marketing	973
Depreciation and amortization	1,720
Foreign exchange gain	(421)
55,176
Loss from operations	(12,091)
Interest income, net of bank charges	202
Loss before income taxes	(11,889)
Income tax expense	342
Net loss	$(12,231)

WESTPORT FUEL SYSTEMS INC.
Notes to Consolidated Financial Statements
(Expressed in thousands of United States dollars except share and per share amounts)
Years ended December 31, 2024 and 2023
8. Long-term investments (continued):

(b)    Weichai Westport Inc. ("WWI"):

The Company, indirectly through its wholly-owned subsidiary, Westport Innovations (Hong Kong) Limited (“Westport HK”), was the registered holder of a 23.33% equity interest in Weichai Westport Inc. ("WWI"). In April 2016, the Company sold to Cartesian Capital Group (“Cartesian”) a derivative economic interest granting it the right to receive an amount of future income received by Westport HK from WWI equivalent to having an 18.78% equity interest in WWI and concurrently granted a Cartesian entity an option to acquire all of the equity securities of Westport HK for a nominal amount. The Company retained the right to transfer any equity interest held by Westport HK in WWI that was in excess of an 18.78% interest in the event that such option was exercised. As a result of such transactions, the Company’s residual 23.33% equity interest in WWI currently corresponds to an economic interest in WWI equivalent to 4.55%.

On July 8, 2024, the Company sold its remaining interest in WWI to Weichai Holding Group Co. Ltd ("Weichai") for net proceeds of $1,124 and recognized a loss on sale of investment of $352. This sale was pursuant to an equity transfer agreement signed with WWI in December 2023. The Company previously recognized a related impairment loss of $413 for the year ended December 31, 2023.

(c)    Minda Westport Technologies Limited ("MWTL"):

The Company, indirectly through its wholly owned subsidiary, Westport Fuel Systems Italia S.R.L., was the registered holder of a 50% equity interest in MWTL. In September 2023, the Company entered into an amended and restated joint venture agreement with Uno Minda Limited ("Minda").

On April 18, 2024, the Company completed a share purchase agreement with Uno Minda Limited ("Minda") and sold 26% of MWTL's shares to Minda for net proceeds of $1,542. As at December 31, 2024, the Company has assessed the carrying amount to be equal to the fair value of the investment.

For the year ended December 31, 2024, the Company recognized its share of MWTL's earnings of $1,313 (2023 - $780) as income from investments accounted for by the equity method and received a dividend of $297.

WESTPORT FUEL SYSTEMS INC.
Notes to Consolidated Financial Statements
(Expressed in thousands of United States dollars except share and per share amounts)
Years ended December 31, 2024 and 2023

9. Property, plant and equipment:

		Accumulated	Net Book
December 31, 2024	Cost	Depreciation	Value
Land and buildings	$9,067	$2,977	$6,090
Computer equipment and software	7,596	5,599	1,997
Furniture and fixtures	6,196	4,779	1,417
Machinery and equipment	68,104	38,088	30,016
Leasehold improvements	10,973	8,537	2,436
	$101,936	$59,980	$41,956

		Accumulated	Net Book
December 31, 2023	Cost	Depreciation	Value
Land and buildings	$9,206	$2,635	$6,571
Computer equipment and software	9,386	6,773	2,613
Furniture and fixtures	8,326	6,103	2,223
Machinery and equipment	129,642	75,111	54,531
Leasehold improvements	13,221	9,670	3,551
	$169,781	$100,292	$69,489

As part of the formation of Cespira, the Company transferred $33,244 of property, plant, and equipment.

During the year ended December 31, 2024, the Company disposed of property, plant, and equipment for proceeds of $998 and recorded a gain on the sale of $76 included in Interest and other income, net of bank charges in the consolidated statement of operations and comprehensive loss.

Total depreciation expense for the year ended December 31, 2024 was $7,511 (year ended December 31, 2023 - $11,586). The amount of depreciation expense included in cost of revenue for the year ended December 31, 2024 was $5,029 (year ended December 31, 2023 - $8,191).

10. Intangible assets:

		Accumulated	Intangible
December 31, 2024	Cost	Amortization	Assets, net
Patents and trademarks	$19,136	$13,899	$5,237
Technology	3,840	3,800	40
Customer contracts	10,926	10,926	—
Total	$33,902	$28,625	$5,277

		Accumulated	Intangible
December 31, 2023	Cost	Amortization	Assets, net
Patents and trademarks	$20,417	$13,724	$6,693
Technology	4,094	3,965	129
Customer contracts	11,646	11,646	—
Total	$36,157	$29,335	$6,822

WESTPORT FUEL SYSTEMS INC.
Notes to Consolidated Financial Statements
(Expressed in thousands of United States dollars except share and per share amounts)
Years ended December 31, 2024 and 2023
10. Intangible assets (continued):

During the year ended December 31, 2024, amortization expense of $1,150 (year ended December 31, 2023 - $904) was recognized in the consolidated statement of operations and comprehensive loss. The Company currently estimates annual amortization expense to be:

2025	$1,136
2026	916
2027	757
2028	736
2029 and thereafter	1,732
Total amortization expense remaining	$5,277
11. Goodwill:

Changes in the carrying amount of goodwill are as follows:

	December 31,
	2024	2023
Balance, beginning of year	$3,066	$2,958
Impact of foreign exchange changes	(190)	108
Balance, end of year	$2,876	$3,066

Goodwill of $2,876 (December 31, 2023 - $3,066), relates to the acquisition of Westport Fuel Systems Netherlands Holding B.V. (formerly known as Prins Autogassystemen Holding B.V.) in 2014. The Company completed its annual assessment of impairment and concluded that goodwill of $2,876 related to the Light-Duty segment was not impaired as at December 31, 2024.

12. Other long-term assets:

	December 31,
	2024	2023
Other assets	$2,583	$9,083
Prepaid capital asset deposits	242	—
Property lease deposits	65	310
Holdback receivable (note 6)	—	10,363
Other investments	290	609
Total	$3,180	$20,365
In December 2024, the Company sold its 2020 to 2022 Italian value-added tax receivables of $5,859 to an Italian bank for cash proceeds of $5,156, recognizing a loss on sale of assets of $703. The value-add tax receivables were included in Other assets in 2023.

WESTPORT FUEL SYSTEMS INC.
Notes to Consolidated Financial Statements
(Expressed in thousands of United States dollars except share and per share amounts)
Years ended December 31, 2024 and 2023

13. Accounts payable and accrued liabilities:

	December 31,
	2024	2023
Trade accounts payable	$61,691	$70,567
Accrued payroll	16,096	18,129
Taxes payable	6,146	4,302
Deferred revenue	4,190	2,376
	$88,123	$95,374
During the year ended December 31, 2024, the Company recognized $2,141 of deferred revenue as at the end of the prior year as revenue in the consolidated statement of operations and comprehensive loss (December 31, 2023 - $2,062).

14. Operating leases right-of-use assets and lease liabilities:
The Company has entered into various non-cancellable operating lease agreements primarily for its manufacturing facilities and offices. The Company's leases have lease terms expiring between 2025 and 2038. Many leases include one or more options to renew. The Company does not assume renewals in its determination of the lease term unless the renewals are deemed to be reasonably assured at lease commencement. The average remaining lease term is approximately six years and the present value of the outstanding operating lease liability was determined by applying a weighted average discount rate of 3.0% based on incremental borrowing rates applicable in each location. During the year ended December 31, 2024, the Company recognized additional right-of-use assets of $1,004 in exchange for operating lease liabilities (December 31, 2023 - $1,657).
The components of lease cost are as follows:

	Years ended December 31,
	2024	2023
Amortization of right-of-use assets	$2,691	$3,041
Interest	579	666
Total lease cost	$3,270	$3,707

The maturities of lease liabilities as of December 31, 2024 are as follows:

2025	$2,624
2026	2,549
2027	2,489
2028	2,235
2029	668
Thereafter	11,052
Total undiscounted cash flows	21,617
Less: imputed interest	2,560
Present value of operating lease liabilities	19,057
Less: current portion	2,624
Long-term operating lease liabilities	$16,433

WESTPORT FUEL SYSTEMS INC.
Notes to Consolidated Financial Statements
(Expressed in thousands of United States dollars except share and per share amounts)
Years ended December 31, 2024 and 2023

15. Short-term debt:

	December 31,
	2024	2023
Revolving financing facilities	$—	$15,156

The Company previously had a revolving financing facility with Royal Bank of Canada ("RBC") that was secured by certain receivables of the Company, with a maximum draw of $20,000, This facility was closed in November 2024.

16. Long-term debt:

	December 31,
	2024	2023
Term loan facilities, net of debt issuance costs	$31,740	$42,879
Other bank financing	374	531
Capital lease obligations	1,613	1,655
Balance, end of year	33,727	45,065
Current portion	14,660	14,108
Long-term portion	$19,067	$30,957

Term loan	Maturity date	Interest rate	December 31, 2024	December 31, 2023
EDC	September 15, 2026	U.S. Prime Rate plus 2.01%	$6,836	$10,763
UniCredit - May 2020	May 31, 2025	3-month Euribor plus 1.60%	534	1,693
UniCredit - July 2020	July 31, 2026	3-month Euribor plus 1.75%	4,663	8,313
Deutsche Bank - August 2020	August 31, 2026	3-month Euribor plus 1.70%	2,172	3,867
UniCredit - April 2021	March 31, 2027	3-month Euribor plus 1.65%	4,399	6,793
Banca de Credito Cooperativo - November 2023	December 31, 2028	3-month Euribor plus 1.75%	2,058	2,192
Deutsche Bank - November 2023	September 30, 2029	3-month Euribor plus 1.90%	6,352	7,710
Rabobank - December 2023	December 31, 2028	4.70%	1,012	1,548
UniCredit - January 2024	December 31, 2028	3-month Euribor plus 1.52%	3,714	—
Term loan facilities, net of debt issuance costs			$31,740	$42,879

WESTPORT FUEL SYSTEMS INC.
Notes to Consolidated Financial Statements
(Expressed in thousands of United States dollars except share and per share amounts)
Years ended December 31, 2024 and 2023
16. Long-term debt (continued):

On December 13, 2021, the credit facility and non-revolving term facility with EDC were refinanced into one $20,000 term loan, with quarterly principal and interest payments. On May 31, 2024, the Company amended the loan agreement with EDC to permit the asset transfer of certain property, plant, and equipment previously pledged to the loan into Cespira, removal of Fuel System Solutions Inc. as a borrower, added Westport Fuel Systems Canada Inc. as a borrower and modified the securities pledged to the loan. The loan is secured by share pledges in the Company's equity interest in Cespira.

On May 20, 2020, and July 17, 2020, the Company entered into two Euro denominated loan agreements with UniCredit. There are no securities provided on the loans as the loans were made as part of the Italian government's COVID-19 Decreto Liquidità.

On August 11, 2020, the Company entered into a Euro denominated loan agreement with Deutsche Bank. There is no security provided on the loan as the loan was made as part of the Italian government’s COVID-19 Decreto Liquidità.

On October 9, 2018, and November 28, 2019, the Company entered into two Euro denominated loan agreements with UniCredit S.p.A. (“UniCredit”). On April 29, 2021, the Company and UniCredit amended the terms of these Euro denominated loan agreements to combine the facilities into one $8,803 loan facility, with quarterly principal and interest payments.

On November 28, 2023, the Company entered into a Euro denominated loan agreement with Banca de Credito Cooperativo with quarterly principal and interest payments. There is no security provided on the loan as the loan was made as part of the Italian government's guarantee program administered by the Servizi Assicurativi del Commercio Estero ("SACE").

On November 29, 2023, the Company entered into a Euro denominated loan agreement with Deutsche Bank with quarterly principal and interest payments. There is no security provided on the loan as the loan was made as part of the Italian government's SACE guarantee program.

On December 4, 2023, the Company entered into a Euro denominated loan agreement with Rabobank and principal and interest are paid monthly. The loan is secured by certain property owned by the Company.

On January 10, 2024, the Company entered into a Euro denominated loan agreement with UniCredit with quarterly principal and interest payments, and the first payment is due in 2025. There is no security provided on the loan as the loan was made as part of the Italian government's SACE guarantee program.

The Company has entered into interest rate swaps with Unicredit and Deutsche Bank, which are directly associated with the Unicredit (2020 and 2021), Deutsche Bank (2020), Deutsche Bank (2023) and UniCredit (2024) term loans. These interest rate swaps serve as a hedging mechanism against potential fluctuations in future interest rates ensuring stability in loan repayments. As of December 31, 2024, the Unicredit interest rate swaps have maturity dates ranging from 2025 to 2028 and a total notional value of $13,211. Additionally, the Deutsche Bank interest rate swaps have a maturity dates ranging from 2026 and 2029, with a notional value of $8,451. The notional value of these interest rate swaps is adjusted concurrently with scheduled principal payments on the corresponding loans. These interest rate swaps have been designated as cash flow hedges and have been structured to be highly effective. As of December 31, 2024, the fair value of the interest rate swaps amounted to $150, which is included in other long-term assets (December 31, 2023 - $822).

Throughout the term of certain of these financing arrangements, the Company is required to meet certain financial and non-financial covenants. As of December 31, 2024, the Company is in compliance with all covenants under the financing arrangements.

WESTPORT FUEL SYSTEMS INC.
Notes to Consolidated Financial Statements
(Expressed in thousands of United States dollars except share and per share amounts)
Years ended December 31, 2024 and 2023
16. Long-term debt (continued):

The principal repayment schedule of long-term debt is as follows as at December 31, 2024:

	Term loan facilities	Other bank financing	Capital lease obligations	Total
2025	$14,141	$126	$398	$14,665
2026	10,196	124	359	10,679
2027	3,543	124	362	4,029
2028	2,875	—	304	3,179
2029 and thereafter	985	—	190	1,175
	$31,740	$374	$1,613	$33,727

17. Warranty liability:

A continuity of the warranty liability is as follows:

	Years ended December 31,
	2024	2023
Balance, beginning of year	$8,506	$14,299
Warranty claims	(3,778)	(6,826)
Warranty accruals	2,127	5,152
Change in estimate	883	(2,204)
Impact of foreign exchange changes	(583)	(1,915)
Transfer to Cespira	(1,838)	—
Balance, end of year	5,317	8,506
Less: current portion	3,861	6,892
Long-term portion	$1,456	$1,614

For the year ended December 31, 2024, the Company recorded a reduction in warranty expense related to insurance recoveries and credit notes received from suppliers of $1,457 included in Change in estimate.

As at December 31, 2024, the Company had a remaining balance of $994 in other long-term assets (note 12) related to insurance recoveries.

18. Share capital, stock options and other stock-based plans:

On June 1, 2023, the Company completed a consolidation of its issued and outstanding common shares on the basis of one new post-consolidation common share for every ten existing pre-consolidation common shares (the "Consolidation"). No fractional common shares were issued and any fractional shares were rounded down to the nearest whole common shares. The number of outstanding common shares and share units issued have been retroactively adjusted for all periods presented.

During the year ended December 31, 2024, the Company issued 108,432 common shares, net of cancellations, upon exercises of share units (year ended December 31, 2023 – 44,186 common shares). The Company issues shares from treasury to satisfy share unit exercises.

WESTPORT FUEL SYSTEMS INC.
Notes to Consolidated Financial Statements
(Expressed in thousands of United States dollars except share and per share amounts)
Years ended December 31, 2024 and 2023
18. Share capital, stock options and other stock-based plans (continued):

(a)    Share Units ("Units"):

The value assigned to issued Units and the amounts accrued are recorded as other equity instruments. As Units are exercised or vested and the underlying shares are issued from treasury of the Company, the value is reclassified to share capital.

During the year ended December 31, 2024, the Company recognized $1,357 (year ended December 31, 2023 - $1,727) of stock-based compensation associated with the Westport Omnibus Plan. The Westport Omnibus Plan aims to advance the Company's interests by encouraging employees, consultants and non-employee directors to receive equity-based compensation and incentives. The plan outlines the stock-based options types, eligibility and vesting terms.

A continuity of the Units issued under the Westport Omnibus Plan are as follows:

	December 31		December 31
	2024		2023
	Number of Units	Weighted average grant date fair value (CDN $)	Number of Units	Weighted average grant date fair value (CDN $)
Outstanding, beginning of year	478,643	$15.68	317,432	$24.15
Granted	224,050	8.23	435,128	13.78
Vested and exercised	(108,432)	15.85	(44,186)	38.76
Forfeited/expired	(69,939)	20.95	(229,731)	19.26
Outstanding, end of year	524,322	$11.75	478,643	$15.68
Units outstanding and exercisable, end of year	310	$37.21	—	$—

During the year ended December 31, 2024, 224,050 share units were granted to directors, executives and employees (year ended December 31, 2023 - 435,128). This included 104,215 Restricted Share Units ("RSUs") (year ended December 31, 2023 - 147,557) and nil Performance Share Units ("PSUs") (year ended December 31, 2023 - 185,365) and 119,835 Deferred Share Units ("DSUs") (year ended December 31, 2023 - 102,206 DSUs) to be cash-settled when vesting conditions are met.

Values of PSUs are determined using the Monte–Carlo Simulation Model. RSUs typically vest over a three-year period so the actual value received by the individual depends on the share price on the day such RSUs are settled for common shares, not the date of grant. Vesting of DSUs shall occur immediately prior to the resignation, retirement or termination of directorship, in accordance with the terms of Westport's Omnibus Plan.

As at December 31, 2024, $950 of compensation expense related to Units has yet to be recognized in results from operations and will be recognized ratably over one year.

WESTPORT FUEL SYSTEMS INC.
Notes to Consolidated Financial Statements
(Expressed in thousands of United States dollars except share and per share amounts)
Years ended December 31, 2024 and 2023
18. Share capital, stock options and other stock-based plans (continued):

(b)    Aggregate intrinsic values:

The aggregate intrinsic value of the Company’s share units are as follows:

	December 31,
	2024	2023
	CDN$	CDN$
Share units:
Outstanding	$2,693	$3,283
Exercisable	—	—
Exercised	555	386

(c)    Stock-based compensation:

Stock-based compensation associated with the Unit plans is included in operating expenses as follows:

	Years ended December 31,
	2024	2023
Cost of revenue	$63	$26
Research and development	229	570
General and administrative	895	1,806
Sales and marketing	170	228
	$1,357	$2,630

For the year ended December 31, 2024 the Company recognized stock-based compensation of $1,066 (December 31, 2023 - $1,727) for stock-based awards settled in shares and stock-based compensation of $291 for stock-based awards settled in cash for the year ended (year ended December 31, 2023 - $903).

19. Income taxes:

(a)    The Company’s income tax provision differs from that calculated by applying the combined enacted Canadian federal and provincial statutory income tax rate of 27% for the year ended December 31, 2024 (year ended December 31, 2023 – 27%) as follows:

WESTPORT FUEL SYSTEMS INC.
Notes to Consolidated Financial Statements
(Expressed in thousands of United States dollars except share and per share amounts)
Years ended December 31, 2024 and 2023

19. Income taxes (continued):

	Years ended December 31,
	2024	2023
Expected income tax expense (recovery)	$(4,552)	$(13,153)
Non-deductible stock-based compensation	158	301
Other permanent differences	1,320	86
Withholding taxes and other foreign taxes	2,304	709
Change in enacted tax rates	—	221
Foreign tax rate differences, foreign exchange and other adjustments	2,525	103
Change in valuation allowance	5,951	9,505
Expired losses	(880)	1,445
Foreign-derived income inclusion	1,783	1,785
Non-taxable portion of capital gains	(3,629)	—
Income tax expense (recovery)	$4,980	$1,002

(b)    The significant components of the deferred income tax assets and liabilities are as follows:

	December 31,
	2024	2023
Deferred income tax assets:
Net loss carry forwards	$216,296	$224,058
Intangible assets	3,693	3,854
Property, plant and equipment	15,376	20,292
Warranty liability	1,661	2,017
Foreign tax credits	6,481	6,481
Inventory	2,149	3,271
Research and development	4,698	5,074
Tax realignment due to Italian tax law changes	6,585	7,291
Financing and share issuance cost	373	767
Restricted interest and financing expense	3,805	2,206
Other	2,936	4,820
Total gross deferred income tax assets	264,053	280,131
Valuation allowance	(254,358)	(268,577)
Total deferred income tax assets	$9,695	$11,554
Deferred income tax liabilities:
Intangible assets	$(430)	$(430)
Property, plant and equipment	(541)	(306)
Other	(3,058)	(2,741)
Total deferred income tax liabilities	$(4,029)	$(3,477)
Total net deferred income tax assets	$5,666	$8,077

WESTPORT FUEL SYSTEMS INC.
Notes to Consolidated Financial Statements
(Expressed in thousands of United States dollars except share and per share amounts)
Years ended December 31, 2024 and 2023

19. Income taxes (continued):

The valuation allowance is reviewed on a quarterly basis to determine if, based on all available evidence, it is more-likely-than-not that some or all of the deferred income tax assets will not be realized. The ultimate realization of deferred income tax assets is dependent on the generation of sufficient taxable income during the future periods in which those temporary differences are expected to reverse. If the evidence does not exist that the deferred income tax assets will be fully realized, a valuation allowance has been provided. The deferred income tax assets have been reduced by the uncertain tax position presented in note 19(f).
(c)    The components of the Company’s income tax expense (recovery) are as follows:

		Income tax expense (recovery)
	Income (loss) before income taxes

		Current	Deferred	Total
Year ended December 31, 2024
Italy	$10,833	$823	$1,631	$2,454
United States	72	(690)	—	(690)
Canada	(32,993)	655	—	655
Netherlands	5,987	1,449	37	1,486
Poland	1,320	242	(17)	225
Other	(2,080)	704	146	850
	$(16,861)	$3,183	$1,797	$4,980
Year ended December 31, 2023
Italy	$4,531	$84	$(828)	$(744)
United States	(4,088)	14	—	14
Canada	(40,934)	590	—	590
Netherlands	3,391	744	(25)	719
Poland	2,228	253	69	322
Other	(13,844)	101	—	101
	$(48,716)	$1,786	$(784)	$1,002

(d)    The Company has loss carry-forwards in various tax jurisdictions available to offset future taxable income that expire in the following years, as follows:

	2025	2026	2027	2028 and later	Total
Canada	$—	$—	$4,263	$641,894	$646,157
Italy	—	—	—	10,480	10,480
United States	—	—	—	85,612	85,612
Sweden	—	—	—	10,129	10,129
China	2,143	—	2,287	4,705	9,135
India	—	—	—	5,203	5,203
Australia and Other	—	—	247	6,218	6,465
Total	$2,143	$—	$6,797	$764,241	$773,181

WESTPORT FUEL SYSTEMS INC.
Notes to Consolidated Financial Statements
(Expressed in thousands of United States dollars except share and per share amounts)
Years ended December 31, 2024 and 2023

19. Income taxes (continued):

Certain tax attributes are subject to an annual limitation as a result of the acquisition of Fuel Systems which constitutes a change of ownership as defined under Internal Revenue Code Section 382.

(e)    The Company has not recognized a deferred income tax liability for certain undistributed earnings of foreign subsidiaries which are essentially investments in those foreign subsidiaries and are permanent in duration.

(f)    The Company records uncertain tax positions in accordance with ASC No. 740, Income Taxes. As at December 31, 2024, the total amount of the Company’s uncertain tax benefits was $5,752 (December 31, 2023 - $5,552). If recognized in future periods, the uncertain tax benefits would affect our effective tax rate. The Company files income tax returns in Canada, the U.S., Italy, and various other foreign jurisdictions. All taxation years remain open to examination by the Canada Revenue Agency, the 2021 to 2024 taxation years remain open to examination by the Internal Revenue Service, the 2019 to 2024 taxation years remain open to examination by the Italian Revenue Agency, and various years remain open in the other foreign jurisdictions.

20. Related party transactions:

The Company's related parties are Cespira, MWTL, directors, officers and shareholders that own greater than 10% of the Company's shares.

The Company engages in transactions with Cespira primarily through providing services and sale of inventory under the transitional services agreement and cross-charges.
The Company engages in transactions with MWTL primarily through sales of inventory.

	Sales of goods, services and other income		Inventory purchased, services and other expenses
	Years ended December 31,
	2024	2023	2024	2023
Cespira	$9,598	$—	$1,320	$—
MWTL	9,529	7,200	285	64

	Receivables (note 6)		Payables
	December 31,		December 31,
	2024	2023	2024	2023
Cespira	$4,973	$—	$1,137	$—
MWTL	2,550	1,671	48	47
Total	$7,523	$1,671	$1,185	$47

WESTPORT FUEL SYSTEMS INC.
Notes to Consolidated Financial Statements
(Expressed in thousands of United States dollars except share and per share amounts)
Years ended December 31, 2024 and 2023

21. Commitments and contingencies:

(a)     Contractual commitments

The Company is a party to a variety of agreements in the ordinary course of business under which it is obligated to indemnify a third party with respect to certain matters. Typically, these obligations arise as a result of contracts for sale of the Company’s product to customers where the Company provides indemnification against losses arising from matters such as product liabilities. The potential impact on the Company’s financial results is not subject to reasonable estimation because considerable uncertainty exists as to whether claims will be made and the final outcome of potential claims. To date, the Company has not incurred significant costs related to these types of indemnifications.

(b)     Contingencies

The Company is engaged in certain legal actions and tax audits in the ordinary course of business and believes that, based on the information currently available, the ultimate outcome of these actions will not have a material adverse effect on our operating results, liquidity or financial position.
22. Segment information:

The Company discloses segment information under four reportable segments, consistent with the manner in which its Chief Operating Decision Maker ("CODM") evaluates its businesses. The Company's CODM is its Chief Executive Officer. These segments are the strategic pillars of the Company and are managed separately as each represents a specific grouping of related automotive components and systems. The reportable segments are further described below. In prior years, the Company presented its results under two reportable segments: Independent aftermarket and Original equipment manufacturer.
Effective June 3, 2024, the Company changed how it evaluates and manages its businesses as a result of the deconsolidation of its former HPDI business and formation of the joint venture (note 5). The Company now reports its results in the following four reportable segments: Light-Duty, High-Pressure Controls & Systems, Heavy-Duty OEM, and Cespira. The prior year comparatives were recast to reflect this change in reportable segments.

•Light-Duty: This segment's products include LPG and CNG fuel system solutions and components including fuel storage tanks and electronic control modules.
•High-Pressure Controls and Systems: This segment's products include fuel cell and hydrogen fuel system solutions and components.
•Heavy-Duty OEM: Prior to June 3, 2024, this segment's products include HPDI related fuel system solutions and components. Subsequently, this segment's operations are related to the transitional services agreement between the Company and Cespira.
•Cespira: This segment's products include HPDI related fuel system solutions and components after June 3, 2024.

WESTPORT FUEL SYSTEMS INC.
Notes to Consolidated Financial Statements
(Expressed in thousands of United States dollars except share and per share amounts)
Years ended December 31, 2024 and 2023

22. Segment information (continued):

Segment earnings or losses before income taxes, interest, depreciation, and amortization ("Segment EBITDA") is the measure of segment profitability used by the Company. The accounting policies of our reportable segments are the same as those applied in our consolidated financial statements. Management prepared the financial results of the Company's reportable segments on basis that is consistent with the manner in which Management internally disaggregates financial information to assist in making internal operating decisions. Certain common costs and expenses were allocated among segments and presented differently than the Company would for stand-alone financial information prepared in accordance with GAAP. These include certain costs and expenses of shared services, such as IT, human resources, legal, finance and supply chain management. Segment EBITDA is not defined under US GAAP and may not be comparable to similarly titled measures used by other companies and should not be considered a substitute for net earnings or other results reported in accordance with GAAP.

The Company's CODM uses segment EBITDA disclosed below to evaluate the performance of its reportable segments. The Company believes Segment EBITDA is most reflective of the operational profitability or loss of its reportable segments. The CODM uses this information to drive decisions and resource allocations. Segment EBITDA is used as the key profitability measure when we set our annual budget.
Financial information by reportable segment as follows:

	Year ended December 31, 2024
	Light-Duty	High-Pressure Controls & Systems	Heavy-Duty OEM	Cespira	Total Segment
Revenue	$262,180	$8,804	$31,315	$43,085	$345,384
Cost of revenue	206,781	7,264	30,663	42,634	287,342
Gross profit	55,399	1,540	652	451	58,042
Operating expenses:
Research & development	12,997	4,394	4,196	4,715	26,302
General & administrative	19,198	1,033	3,068	5,555	28,854
Sales & marketing	9,926	724	856	973	12,479
Depreciation & amortization	2,605	254	131	1,720	4,710
Equity income (note 8)	1,313	—	—	—	1,313
Add back: Depreciation & amortization[1]	6,377	502	1,405	3,845	12,129
Segment EBITDA	$18,363	$(4,363)	$(6,194)	$(8,667)	$(861)

WESTPORT FUEL SYSTEMS INC.
Notes to Consolidated Financial Statements
(Expressed in thousands of United States dollars except share and per share amounts)
Years ended December 31, 2024 and 2023

22. Segment information (continued):

	Year ended December 31, 2023
	Light-Duty	High-Pressure Controls & Systems	Heavy-Duty OEM	Total Segment
Revenue	$263,594	$11,958	$56,247	$331,799
Cost of revenue	214,516	9,135	59,211	282,862
Gross profit	49,078	2,823	(2,964)	48,937
Operating expenses:
Research & development	13,121	3,630	9,252	26,003
General & administrative	21,647	1,322	6,444	29,413
Sales & marketing	10,552	653	2,907	14,112
Depreciation & amortization	3,157	193	408	3,758
Equity income (note 8)	780	—	—	780
Add back: Depreciation & amortization[1]	6,670	356	4,923	11,949
Segment EBITDA	$8,051	$(2,619)	$(17,052)	$(11,620)
Reconciliations of reportable segment financial information to consolidated statement of operations:

	Year ended December 31, 2024
	Total Segment	Less: Cespira	Add: Corporate & unallocated	Total Consolidated
Revenue	$345,384	$43,085	$—	$302,299
Cost of revenue	287,342	42,634	—	244,708
Gross profit	58,042	451	—	57,591
Operating expenses:
Research & development	26,302	4,715	—	21,587
General & administrative	28,854	5,555	14,380	37,679
Sales & marketing	12,479	973	1,170	12,676
Depreciation & amortization	4,710	1,720	377	3,367
Equity income (loss) (note 8)	1,313	—	(6,715)	(5,402)

	Year ended December 31, 2023
	Total Segment	Add: Corporate & unallocated	Total Consolidated
Revenue	$331,799	$—	$331,799
Cost of revenue	282,862	—	282,862
Gross profit	48,937	—	48,937
Operating expenses:
Research & development	26,003	—	26,003
General & administrative	29,413	14,821	44,234
Sales & marketing	14,112	2,166	16,278
Depreciation & amortization	3,758	541	4,299
Equity income (note 8)	780	—	780

WESTPORT FUEL SYSTEMS INC.
Notes to Consolidated Financial Statements
(Expressed in thousands of United States dollars except share and per share amounts)
Years ended December 31, 2024 and 2023

22. Segment information (continued):

Reconciliation of Segment EBITDA to Loss before income taxes	Years ended December 31,
	2024	2023
Total Segment EBITDA	$(861)	$(11,620)
Adjustments:
Depreciation & amortization[1]	8,661	12,490
Cespira's Segment EBITDA	(8,667)	—
Cespira's equity loss (note 8)	6,715	—
Corporate and unallocated operating expenses	15,550	16,987
Foreign exchange loss	6,248	3,974
Loss on sale of assets (note 12)	703	32
Gain on deconsolidation (note 5)	(15,198)	—
Loss on sale of investment (note 8)	352	—
Impairment of long-term investment (note 8)	—	413
Loss on extinguishment of royalty payable	—	2,909
Interest on long-term debt and accretion of royalty payable	2,797	2,981
Interest and other income, net of bank charges	(1,161)	(2,690)
Loss before income taxes	$(16,861)	$(48,716)
1Depreciation and amortization expenses used in computation for Segment EBITDA and reconciliation to consolidated loss before income taxes are included in cost of revenue and operating expenses on our statement of operations and comprehensive loss.

	Years ended December 31,
Total additions to long-lived assets, excluding business combinations	2024	2023
Light-Duty	$13,110	$9,093
High-Pressure Controls & Systems	3,142	649
Heavy-Duty OEM	510	5,156
Corporate and unallocated	161	676
Total consolidated	$16,923	$15,574
Cespira's total additions to long-lived assets, excluding business combinations for the period between June 3, 2024 to December 31, 2024 was $723.
Revenues are attributable to geographical regions based on the location of the Company’s customers and are presented as a percentage of the Company's revenues, as follows:

	% of total revenue
	Years ended December 31,
	2024	2023
Europe	68%	70%
Americas	14%	13%
Asia	10%	10%
Africa	3%	3%
Other	5%	4%
During the year ended December 31, 2024, total revenue of $16,427 or 5% (year ended December 31, 2023 - $53,671 or 16%) of consolidated revenue, was earned from the Company's OEM launch partner reported under its Heavy-Duty OEM segment. No other single customer accounted for more than 10% of consolidated revenue in 2024 and 2023.

WESTPORT FUEL SYSTEMS INC.
Notes to Consolidated Financial Statements
(Expressed in thousands of United States dollars except share and per share amounts)
Years ended December 31, 2024 and 2023

22. Segment information (continued):
As at December 31, 2024, total goodwill of $2,876 (December 31, 2023 - $3,066) was allocated to the Light-Duty segment.

As at December 31, 2024, total long-term investments of $36,866 (December 31, 2023 - $1,558) were allocated to the Corporate segment and $2,866 (December 31, 2023 - $3,234) to the Light-Duty segment.

The measure of segment assets evaluated by the CODM are total assets as reported on the consolidated balance sheet. Total assets are allocated by segment as follows:

	Years ended December 31,
	2024	2023
Light-Duty	$202,820	$234,740
High-Pressure Controls & Systems	8,411	9,382
Heavy-Duty OEM	9,138	84,808
Corporate and unallocated	71,252	26,818
Total consolidated assets	$291,621	$355,748
Cespira's total assets as at December 31, 2024 were $88,742 (December 31, 2023 - nil).

23. Financial instruments:

Financial risk management

The Company has exposure to liquidity risk, credit risk, foreign currency risk and interest rate risk.

Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they are due. The Company has a history of losses and mostly negative cash flows from operations since inception. At December 31, 2024, the Company has $37,646 of cash, cash equivalents including $406 in restricted cash (see note 3(c)).

The following are the contractual maturities of financial obligations as at December 31, 2024:

	Carrying amount	Contractual cash flows	< 1 year	1-3 years	4-5 years	>5 years
Accounts payable and accrued liabilities (note 13)	$88,123	$88,123	$88,123	$—	$—	$—
Term loan facilities (note 16)	31,740	33,047	14,729	14,220	4,098	—
Other bank financing (note 16)	374	375	126	249	—	—
Capital lease obligations (note 16)	1,613	1,715	501	720	494	—
Operating lease obligations (note 14)	19,057	21,616	2,624	5,037	2,903	11,052
	$140,907	$144,876	$106,103	$20,226	$7,495	$11,052

WESTPORT FUEL SYSTEMS INC.
Notes to Consolidated Financial Statements
(Expressed in thousands of United States dollars except share and per share amounts)
Years ended December 31, 2024 and 2023

23. Financial instruments (continued):
Credit risk

Credit risk arises from the potential that a counterparty to a financial instrument fails to meet its contractual obligations and arises principally from the Company’s accounts receivable.

The Company is exposed to credit risk with respect to uncertainties as to timing and amount of collectability of accounts receivable. As at December 31, 2024, 65% (December 31, 2023 - 88%) of accounts receivable relate to customer receivables, and 35% (December 31, 2023 - 12%) relates to amounts due from related parties and income tax authorities for value added taxes and other tax related refunds. In order to minimize the risk of loss for customer receivables, the Company’s extension of credit to customers involves review and approval by senior management as well as progress payments as contracts are executed. Most sales are invoiced with payment terms in the range of 30 days to 90 days. Refer to note 3(d) for the Company's policy with respect to an allowance for credit losses.

Foreign currency risk

Foreign currency risk is the risk that the fair value of future cash flows of financial instruments will fluctuate because of changes in foreign currency exchange rates. The Company conducts a significant portion of its business activities in foreign currencies, primarily the U.S. dollar and the Euro. The Company are subject to foreign currency exchange rate risk to the extent that our costs are denominated in currencies other than those in which the Company earn revenues. In addition, since the Company's consolidated financial statements are reported in U.S. dollars, changes in foreign currency exchange rates between the U.S. dollar and other currencies have had, and will continue to have, an impact on the Company's results of operations, financial condition and cash flows.

Cash and cash equivalents, accounts receivable, accounts payable, and long-term debt that are denominated in foreign currencies will be affected by changes in the exchange rate between the Canadian dollar and these foreign currencies. The Company’s functional currency is the Canadian dollar.
A 5% increase/decrease in the relative value of the U.S. dollar against the Canadian dollar and Euro compared to the exchange rates in effect for the year ended December 31, 2024 would have resulted in lower/higher income from operations of approximately $1,200. This assumes a consistent 5% appreciation in the U.S. dollar against the Canadian dollar and the Euro throughout the fiscal year. The timing of changes in the relative value of the U.S. dollar can affect the magnitude of the impact that fluctuations in foreign exchange rates have on our income from operations.
Interest rate risk

Interest rate risk is the risk that the fair value of future cash flows of a financial instrument will fluctuate because of changes in market interest rates. The Company is subject to interest rate risk on certain long-term debt with variable rates of interest. The Company limits its exposure to interest rate risk by entering into interest rate swaps that serve as a hedging mechanism against potential fluctuations in future interest rates on certain financial instruments and continually monitoring and adjusting portfolio duration to align to forecasted cash requirements and anticipated changes in interest rates.

If interest rates for the year ended December 31, 2024 had increased or decreased by 200 basis points, with all other variables held constant, net loss for the year ended December 31, 2024 would have increased or decreased by $305.

WESTPORT FUEL SYSTEMS INC.
Notes to Consolidated Financial Statements
(Expressed in thousands of United States dollars except share and per share amounts)
Years ended December 31, 2024 and 2023

23. Financial instruments (continued):

Fair value of financial instruments

As at December 31, 2024, cash and cash equivalents are measured at fair value on a recurring basis and are included in Level 1.

The carrying amounts reported in the consolidated balance sheets for cash and cash equivalents, accounts receivable, accounts payable and accrued liabilities approximate their fair values due to the short-term period to maturity of these instruments.

The long-term investments represent the Company's interests in Cespira, MWTL, and other investments. Cespira and MWTL are accounted for using the equity method. Other investments are accounted for at fair value.

The carrying values reported in the consolidated balance sheets for obligations under capital and operating leases, which are based upon discounted cash flows, approximate their fair values.

The carrying values of the term loan facilities, and other bank financing included in the long-term debt (note 16) are carried at amortized costs, which approximate their respective fair values as at December 31, 2024. The interest rate swaps (note 16) are accounted for at fair value using the quoted market prices.

The Company categorizes its fair value measurements for items measured at fair value on a recurring basis into three categories as follows:

Level 1 –	Unadjusted quoted prices in active markets for identical assets or liabilities.

Level 2 –	Observable inputs other than Level 1 prices such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities.

Level 3 –	Inputs for the asset or liability that are not based on observable market data (unobservable inputs).

When available, the Company uses quoted market prices to determine fair value and classify such items in Level 1. When necessary, Level 2 valuations are performed based on quoted market prices for similar instruments in active markets and/or model–derived valuations with inputs that are observable in active markets. Level 3 valuations are undertaken in the absence of reliable Level 1 or Level 2 information.